J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 27, 2022

Raymond Be

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of JPMorgan Active Growth ETF

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 357

Dear Mr. Be:

This letter is in response to the comments you provided telephonically on July 14, 2022 with respect to the filing related to the JPMorgan Active Growth ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Supplementally confirm that the fee table is complete or provide a completed fee table.

Response: I confirm that the fee table is complete.

2.	Comment: Since the Fund is non-diversified, please consider whether to disclose a range of the number of securities that the Fund will typically hold.

Response: We have considered whether to include in the disclosure a range of the number of securities will normally hold. Because the Fund will be non-diversified primarily to provide flexibility with respect a few securities that represent a large portion of the Fund’s benchmark index and not because it will hold a small number of securities, we respectfully decline to include a range of the number of securities.

3.	Comment: In the second sentence in the first paragraph under “Investment Process” in “What are the Fund’s main investment strategies?” please clarify how the advises determines “above-average growth.”

Response: In response to your comment, we will revise the sentence to read as follows:

In managing the Fund, the adviser employs a process that combines research, valuation and stock selection to identify companies that the adviser believes will achieve above-average earnings growth over the next several years.

4.

Comment: In the last sentence in the first paragraph under “Investment Process” in “What are the Fund’s main investment strategies?” please clarify how the adviser determines that a company has a “leading competitive position that can achieve sustainable growth.”

Response: In response to your comment, we will revise the sentence to read as follows:

Growth companies purchased for the Fund include those which based on its research, the adviser believes have leading competitive positions which will lead to sustainable growth.

5.

Comment: In the second paragraph under “Investment Process” in “What are the Fund’s main investment strategies?” please clarify how the underlying strategies relate to the Fund and how the Fund “leverages them.”

Response: In response to your comment, we will revise the paragraph to read as follows:

To construct the portfolio, the portfolio managers leverage the adviser’s Large Cap Growth and Growth Advantage strategies, which are currently used for other accounts managed by the adviser. The Fund’s portfolio managers each manage one of these other strategies and will draw on the insights from the other strategies in managing the Fund. While the Fund’s portfolio holdings will overlap with those strategies, the Fund’s strategy is unique and its holdings will differ from an investment in each of those other two strategies.

6.

Comment: Please tailor the “Derivatives Risk” to how the Fund specifically uses derivatives to manage its portfolio and which derivatives the Fund expects to be the most important means of achieving its objective and anticipates will have significant effect on performance.    Disclosure should not be generic according to the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute (dated July 30, 2010) (the “Derivative Letter”).

Response: As a principal strategy, the Fund will only utilize futures contracts. In that context, the Fund has reviewed the current “Derivatives Risk” disclosure and believes it appropriately identifies the main risks associated with its use of derivatives and complies with the requirements of Form N-1A and the guidance with respect to derivatives provided in the Derivative Letter.

7.	Comment: To the extent that the Fund is focused on a particular industry or sector, please consider whether to include specific discussion in “What are the Fund’s main investment strategies?”

Response: The Fund is not currently focused on a particular industry or sector, therefore, no additional disclosure will be added to the prospectus.

8.

Comment: With respect to the Fund’s use of derivatives, please clarify in the Derivatives Risk section in “More About the Fund” about which types of derivatives will be used as a principal strategy and which are not.

Response: The Fund will only use futures as a principal strategy and will clarify the disclosure as requested.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Executive Director and Assistant General Counsel

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